Sun Life Financial confirms MFS settlement with SEC
on disclosure of brokerage allocation practices

Toronto, Ontario - - March 31, 2004 - - Sun Life Financial Inc. (NYSE/TSX: SLF) today confirmed that its subsidiary, Massachusetts Financial Services Company (MFS), has settled administrative proceedings with the Securities and Exchange Commission (SEC) regarding disclosure of brokerage allocation practices in connection with fund sales. Under the terms of the $50 million settlement, MFS neither admitted nor denied wrongdoing.

Donald A. Stewart, Chief Executive Officer of Sun Life Financial, said, “Today’s announcement reflects our ongoing determination to resolve outstanding regulatory matters in the best interests of our customers and Sun Life Financial investors. We are continuing to work with the new management team at MFS to strengthen its policies and procedures to ensure they meet the highest possible standards.”

As previously disclosed, Sun Life Financial and its U.S. affiliates are cooperating with the SEC in their industry-wide investigations into market timing related issues and directed brokerage and revenue-sharing arrangements with distributors.

Sun Life Financial

Sun Life Financial is a leading international financial services orga nization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2003, the Sun Life Financial group of companies had total assets under management of CDN$359.0 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Forward-looking statements

Some of the statements contained in this press release, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward- looking statements include, without limitation, the information concerning possible or assumed future results of operations of the company. These statements are not historical facts but instead represent only the company’s expectations, estimates and projections regarding future events.

The forward-looking statements contained in this press release are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of the company may differ materially from those expressed in these forward- looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s Annual Information Form and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim management’s discussion and analysis, and the annual and interim financial statements and accompanying notes. These documents are available for review at www.sedar.com.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries in the United States, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The Company does not undertake any obligation to update or release any revisions to these forward- looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as required by law.

Media Contact:		Investor Relations Contact
Nicholas Thomas		Tom Reid
Director Media & Public Relations		Vice President, Investor Relations
416-979-6070		416-204-8163
nicholas.thomas@sunlife.com		thomas.reid@sunlife.com